Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Six Months Ended June 30,	For the year ended December 31,
	2014	2013	2012	2011	2010	2009

Income (Loss) from Continuing Operations	$30,756	$70,606	$19,273	$49,934	$(34,745)	$50,583
Plus: Income Taxes	2,760	4,962	2,669	4,694	(12,701)	(2,087)
Fixed Charges	19,511	37,562	29,570	23,432	23,833	24,560
Less: Capitalized Interest	(4,836)	(12,801)	(5,524)	(365)	(1,421)	(3,612)
Earnings Before Fixed Charges	$48,191	$100,329	$45,988	$77,695	$(25,034)	$69,444

Fixed Charges:
Interest Expense	14,162	23,821	23,244	22,314	21,693	20,281
Capitalized Interest	4,836	12,801	5,524	365	1,421	3,612
Estimated Portion of Rental Expense Equivalent to Interest	513	940	802	753	719	667
Total Fixed Charges	$19,511	$37,562	$29,570	$23,432	$23,833	$24,560

Ratio of Earnings to Fixed Charges	2.47	2.67	1.56	3.32	NA	2.83

NA–

The ratio is less than 1.0. A deficiency of $48.9 million exists for the year ended December 31, 2010. The calculation of earnings includes $57.0 million of non-cash depreciation and amortization expense and $97.7 million of impairment.